UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of December 2015

Commission File Number 1-34694

VimpelCom Ltd.

(Translation of registrant’s name into English)

The Rock Building, Claude Debussylaan 88, 1082 MD, Amsterdam, the Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐.

Press Release of VimpelCom Russia

On December 18, 2015, VimpelCom Russia, a VimpelCom Ltd. subsidiary, and Mobile TeleSystems PJSC announced a large-scale project to share 4G/LTE radiofrequencies in 20 regions of Russia.

Cautionary Statement Regarding Forward-Looking Statements

This report contains “forward-looking statements”, as the phrase is defined in Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These statements relate to the planned sharing of airwaves and radio frequencies, the expected benefits for VimpelCom Russia of such sharing, the quality of 4G/LTE services and the peak and average speeds for 4G/LTE users and customers. These and other forward-looking statements are based on the best assessment of management. The actual outcome may differ materially from these statements. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risk factors described in VimpelCom Ltd.’s Annual Report on Form 20-F for the year ended December 31, 2014 and other public filings made by VimpelCom Ltd. with the U.S. Securities and Exchange Commission. VimpelCom Ltd. disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this report, or to make corrections to reflect future events or developments.

Exhibits

Exhibit No.	Description of Exhibit

99.1	Press release issued by VimpelCom Russia on December 18, 2015 (English translation)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIMPELCOM LTD.
(Registrant)

Date: December 21, 2015

By:	/s/ Scott Dresser
Name:	Scott Dresser
Title:	Group General Counsel